September 27, 2021

VIA EDGAR

Taylor Beech

Division of Corporation Finance

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	Home Plate Acquisition Corporation

Registration Statement on Form S-1, as amended

File No. 333-259324

Ladies and Gentlemen:

Pursuant to Rule 461 of the General Rules and Regulations under the Securities Act of 1933, as amended (the “Act”), the undersigned hereby joins in the request of Home Plate Acquisition Corporation that the effective date of the above-referenced Registration Statement be accelerated so as to permit it to become effective at 4:00 p.m., Washington D.C. time, on September 29, 2021, or as soon thereafter as practicable, or at such other time as the Company or its outside counsel, Greenberg Traurig, LLP, request by telephone that such Registration Statement be declared effective.

Pursuant to Rule 460 of the General Rules and Regulations under the Act, the undersigned advises that, as of the date hereof, approximately 150 copies of the preliminary prospectus dated September 21, 2021 have been distributed to prospective underwriters and dealers, institutional investors, retail investors and others.

The undersigned advises that the underwriter has complied and will continue to comply with the requirements of Rule 15c2-8 under the Securities Exchange Act of 1934, as amended.

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[Signature Page Follows]

Very truly yours, JEFFERIES LLC

By:	/s/ Andrea H. Lee
Name:	Andrea H. Lee
Title:	Managing Director

[Signature Page to Underwriter’s Acceleration Request Letter]